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11021980

[redacted]MMISSION

Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
APR 06 2011
WASH. D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenny Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South Hanley Road, Suite 1050
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Kohne (314) 726-4777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

One South Memorial Drive Suite 950 St. Louis, MO 63102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Rick Kohne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenny Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JAMI D. OLSEN
Notary Public – Notary Seal
STATE OF MISSOURI
Commissioned for Saint Louis County
My Commission Expires: 07/24/2014
ID. #10397953

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENNY SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2010

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

One South Memorial Drive, Ste. 950
St. Louis, MO 63102-2439
ph 314.231.6232
fax 314.231.0079
www.kebcpa.com

Independent Auditors' Report

Board of Directors and Stockholder
Kenny Securities Corporation

We have audited the accompanying statement of financial condition of Kenny Securities Corporation (a wholly-owned subsidiary of Kenny Capital Management, Inc.) (the Company) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenny Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kerber, Eck & Braeckel LLP

St. Louis, Missouri
April 5, 2011

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

One South Memorial Drive, Ste. 950
St. Louis, MO 63102-2439
ph 314.231.6232
fax 314.231.0079
www.kebcpa.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors and Stockholder
Kenny Securities Corporation

In planning and performing our audit of the financial statements of Kenny Securities Corporation (a wholly-owned subsidiary of Kenny Capital Management, Inc.) (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rules 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in out audit of the financial statements of Kenny Securities Corporation as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated April 5, 2011.

Internal controls were not sufficient to ensure that all liabilities were properly recorded and classified in the Statement of Financial Condition as of December 31, 2010. As a result, the original net capital computation was incorrect causing Kenny Securities Corporation to be unaware that they did not meet the net capital requirements under Rule 17a-3(a)(11). As its corrective action Kenny Securities Corporation will submit a corrected FOCUS filing and will develop additional procedures to ensure that all accounts payable are properly recorded and classified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were inadequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kutter, Eck & Broadhead LLP

St. Louis, Missouri
April 5, 2011

EXHIBIT "A"

KENNY SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	4,819
Deposits with Clearing Organizations		100,044
Prepaid Expense		1,604
Related Company Receivable		42,098
Officer Receivable		20,000
Equipment and Leasehold Improvements, Net		2,196
Other Assets		1,185
TOTAL ASSETS	$	171,946

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	77,767
Related Company Payable		11,885
Officer Payable		500
TOTAL LIABILITIES		90,152
STOCKHOLDER'S EQUITY		
Common Stock, $.01 Par Value; 100 Shares Authorized; 100 shares Issued and Outstanding		1
Additional Paid-In Capital		726,004
Retained Earnings (Deficit)		(644,211)
Total Stockholder's Equity		81,794
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	171,946

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

KENNY SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 3,400
Professional Service Fees	46,796
Investment Income	3,032
Total Revenues	53,228
EXPENSES:	
Employee Compensation and Benefits	2,345
Occupancy	23,707
Office Expense	13,701
Insurance	30,636
Professional Fees	83,589
Communication Expenses, Clearance and Other Fees	13,535
Total Expenses	167,513
EARNINGS BEFORE INCOME TAXES	(114,285)
INCOME TAX PROVISION	-
NET LOSS	$ (114,285)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

KENNY SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2009	100	$ 1	$ 726,004	$ (529,926)	$ 196,079
Net Loss	-	-	-	(114,285)	(114,285)
Dividends Paid	-	-	-	-	-
Balance at December 31, 2010	100	$ 1	$ 726,004	$ (644,211)	$ 81,794

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

KENNY SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flow from Operating Activities:	
Net Loss	$ (114,285)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:	
Depreciation Expense	976
(Increase) Decrease in Operating Assets:	
Deposits with Clearing Organizations	12,100
Securities Held for Trading	13,411
Prepaid Expense	6,085
Related Company Receivable	(42,098)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	76,938
Net Cash Used in Operating Activities	(46,873)
Cash Flow from Financing Activities:	
Loans from Parent Company	11,885
Loans to Officer	(3,500)
Loans from Officer	500
Net Cash from Financing Activities	8,885
Net Decrease in Cash	(37,988)
Cash, Beginning of the Year	42,807
Cash, End of the Year	$ 4,819
SUPPLEMENTAL INFORMATION	
Interest Paid	$ -

The accompanying notes are an integral part of these financial statements.

KENNY SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Kenny Securities Corporation (the "Company") is a wholly-owned subsidiary of Kenny Capital Management, Inc. (the "Parent Company"). The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated in the state of Delaware and is registered to conduct business in four states. The Company's operations are located in St. Louis, Missouri.

The Company provides investment research, brokerage services, market making, merger and acquisition services, and investment banking to its clients who are located throughout the United States.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a registered broker-dealer. The financial statements have been prepared on the accrual basis.

Equipment

The Company carries equipment at cost net of accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using both straight-line and accelerated methods. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Revenue Recognition

Commission revenues and related expenses on the sale of securities are recorded on a settlement date basis. Other fees and revenues are recorded when earned, together with related expenses.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent Company. In accordance with an agreement between the Parent Company and its subsidiaries, federal and state income tax expense is computed as if the individual companies were to file separate tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax basis. At December 31, 2010, the Company has net operating loss carryforwards of approximately $150,000 that may be offset against future taxable income. If not used, the carryforwards will expire at various times through the year 2029. At this time, management does not believe the Company is likely to realize this future tax benefit; accordingly, no deferred tax asset has been recognized related to the Company's net operating loss carryforward.

The Company continually evaluates the effects of all tax positions taken including expiring statutes of limitations, tax examinations, changes in tax law and new authoritative rulings. The Company files federal and various state income tax returns. The statutes of limitation for income tax returns filed for the years ended December 31, 2007 through 2009 have not expired and therefore are subject to examination.

NOTE 3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customers funds; accordingly, no reserve account is required.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $14,711 which was $10,289 less than its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 6 to 1.

NOTE 5. EQUIPMENT

Equipment consists of the following at December 31, 2010:

Equipment	$	24,165
Accumulated depreciation and amortization		21,969
	$	2,196

NOTE 6. LEASE COMMITMENTS

Effective April 1, 2009 the Company subleases office space from a related party on a month to month basis. Lease payments are $1,975.61 per month, plus a pro-rata share of related insurance. Total rent expense for the year ended December 31, 2010 was $23,707.

NOTE 7. RELATED PARTIES

The Parent Company is the 100% shareholder of the Company. At December 31, 2010, the following amounts were outstanding:

Due to Parent Company	$	11,885

The Company also has an amount due from one officer of the Company totaling $20,000 and an amount due to another officer of the Company of $500.

The Company derives substantially all of its revenues from providing services to a related party. Revenues received from this related party were approximately $50,000 for the year ended December 31, 2010. The Company has a receivable from the related party of $42,098 at December 31, 2010.

NOTE 8. LITIGATION

In a matter pending in the Circuit Court of St. Louis County, the Company has been named as a defendant. The claimant alleges misrepresentations and fraudulent conduct. The claimant seeks $1,800,000 of actual damages, plus punitive damages of $6,000,000. Some discovery has been conducted, however, the hearing has not been scheduled to date.

In conjunction with the case described above, the Company has received a Wells Notice dated December 3, 2010 from FINRA. The complaint alleges that the Company has been associated with an individual who has been previously barred from the securities industry and that the Company has violated rules respecting the preservation of email communications.

Management believes that the above litigation and complaint are without merit. Likewise, Management believes that its defenses are meritorious. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel with respect to these matters, does not believe that ultimate resolutions will have a material adverse impact on the Company's financial position and results of operations. However, depending upon the period of the resolutions, such effect could be material to the financial results of an individual operation period.

NOTE 9. CONCENTRATION

Currently, the Company utilizes the services of one clearing organization for all of its securities transactions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers and individual investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2010, substantially all of the Company's revenue was derived from one customer, a related party.

NOTE 10. COMMITMENT AND CONTINGENCIES

During 2010 the Company entered into a professional services contract with a related party. The Company has rendered services in the past and will continue to render services in the future to assist the related party in raising debt and equity to support the development of the related company. To the extent the related party is successful in raising debt and/or equity, the Company will be entitled to a fee.

The Company has entered into a professional services contract with a law firm whereby the law firm has agreed to render legal services to the Company. The law firm has agreed that they are entitled to collection of their legal fees only if and when the related company is successful in raising funds, after which the Company will be entitled to a fee.

To the extent the related company is not successful in raising funds, then the Company will not be required to pay for the legal services rendered by the law firm. Contingent legal fees totaled approximately $117,000 at December 31, 2010.

NOTE 11. SUBSEQENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure recognition or disclosure through April 5, 2011 the date the financial statements were to be issued.

In April of 2011, the Company was able to raise capital for its primary client resulting in additional fees totaling $116,667.

KENNY SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
12/31/2010

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity (From Statement of Financial Condition)	$	81,794
Deduction and/or Charges:		
Non-Allowable Assets:		
Prepaid Expenses		1,604
Related Company Receivable		42,098
Officer Receivable		20,000
Equipment and Leasehold Improvements, Net		2,196
Other Assets		1,185
Net Capital, Before Haircuts	$	14,711
Less Haircut		-
Net Capital	$	14,711

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition		
Accounts Payable	$	90,152

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	25,000
Excess Net Capital	$	(10,289)
Ratio of aggregate indebtedness to net capital		613%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17-A-5, AS OF DECEMBER 31, 2010)

Net capital as reported in the Company's Part II-A Focus Report as of December 31, 2010 (unaudited)	$	40,678
Less: Decrease in Allowable Assets		-
Less: Increase in Allowable Liabilities		(25,967)
Net Capital, as of December 31, 2010	$	14,711